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                                 [cover page]

                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC 20549

                            SCHEDULE 13D/A (Final)

                 Under the Securities and Exchange Act of 1934

                     (Amendment No. 1 -- Final Amendment)

Name of Issuer:  Hughes Supply, Inc.

Title and Class of Securities: common stock

CUSIP Number:  444482103

Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications: Lawrence M. Gill, 401 N. Michigan Ave., Suite 1300, Chicago, IL 60611. (312) 923-4000.

Date of Event which Requires Filing of this Statement: August 26, 1996

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [box not checked].

Check the following box if a fee is being paid with the statement: [box not checked].

1. Names of reporting persons. S.S. or I.R.S. Identification Nos. of above persons: Ray A. Sparks.

2.  Check the appropriate box if a member of a group: [box not checked].

3.  SEC use only.

4.  Source of funds: OO.

5. Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): [box not checked].

6.  Citizenship or place of organization: USA.

Number of shares beneficially owned by each reporting person with:
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     7.   Sole voting power:  280,161

     8.   Shared voting power:  [zero]

     9.   Sole dispositive power:  280,161

     10.  Shared dispositive power:  [zero]

11.  Aggregate amount beneficially owned by each reporting person:  280,161

12.  Check if the aggregate amount in Row (11) excludes certain shares:
     [box not checked]

13.  Percent of class represented by amount in Row (11):  2.88%

14.  Type of reporting person:  IN.
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                            SCHEDULE 13D/A (FINAL)


                   Under the Securities Exchange Act of 1934


Item 1. Security and Issuer. Hughes Supply, Inc. ("Hughes"), common capital stock. The principal executive offices of Hughes are located at 20 N. Orange Ave., Suite 200, Orlando, FL 32801.


Item 2.  Identity and Background.

         (a)  Ray A. Sparks
         (b)  30 S. County Club Road
              Mattoon, IL 61938
         (c) President, Electric Laboratories and Sales Corporation, 1100 Old State Road, P.O. Box 729, Mattoon, IL 61938 President, Elasco Agency Sales, Inc., P.O. Box 1004, Mattoon, IL 61938
         (d)  None
         (e)  None
         (f)  U.S. Citizen


Item 3. Source and Amount of Funds and Other Consideration. Mr. Sparks acquired beneficial ownership of 490,161 shares of the common capital stock of Hughes (the "Hughes Shares") pursuant to and subject to the terms of an Acquisition Agreement between Mr. Sparks and Hughes dated April 4, 1996 ("Agreement").

     Mr. Sparks acquired the Hughes Shares in exchange for 100% of the shares of the common capital stock of Electric Laboratories and Sales Corporation and Elasco Agency Sales, Inc., all of which were beneficially owned by Mr. Sparks.


Item 4.  Purpose of Transaction.  Investment.

         4 (a) through (j): Mr. Sparks has no plans or proposals which relate to any of the actions described in items 4(a) through 4(j).
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Item 5.  Interest in Securities of Issuer.

     (a) Mr. Sparks beneficially owns 280,161 shares of the common capital stock of Hughes Supply, Inc. According to information received from Hughes, on September 3, 1996, 9,733,412 shares of Hughes common capital stock were issued and outstanding (including the shares beneficially owned by Mr. Sparks) of which Mr. Sparks beneficially owns 2.88 percent.

     (b) Mr. Sparks has the sole power to vote and to direct the vote of and to dispose and direct the disposition of all 280,161 shares beneficially owned by him.

     (c) On Friday, August 23, 1996, Mr. Sparks sold 3,400 shares of Hughes common capital stock for $40.25 per share, through an open market transaction on the New York Stock Exchange. On Monday, August 26, 1996, Mr. Sparks sold 206,600 shares of Hughes common capital stock for a net price of $38.00 per share, in a private transaction.

     (d) None.

     (e) August 26, 1996.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer. None, except that:

     (a) Under the terms of the Agreement, Hughes was required to file a Registration Statement with the SEC with respect to the Hughes Shares not later than August 15, 1996, and is required to keep such Registration Statement effective for at least two years thereafter.

     (b) Of the 280,161 shares of Hughes common capital stock owned by Mr. Sparks , 11,764 (4.2%) were acquired by Mr. Sparks as custodian for his daughters, Melinda L. Sparks and Megan A. Sparks, under the Illinois Uniform Transfers to Minors Act.


Item 7.  Material to be Filed as Exhibits.  Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 4, 1996
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Signature: /s/ Ray A. Sparks
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Print Name: Ray A. Sparks
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     ATTENTION--Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C. 1001).